UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2005

Commission File Number: 000-51283

TLC Ventures Corp. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Suite 285, 200 Granville Street Vancouver, British Columbia, Canada, V6C 1S4
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TLC Ventures Corp.
NEWS RELEASE

October 12, 2005
TSX Venture Exchange
Trading Symbol: TLV

TLC VENTURES ANNOUNCES MANAGEMENT CHANGES

For Immediate Release – Vancouver, Canada: Dr. Richard Henley, Chairman of TLC
Ventures Corp. TLV.TSXV (the “Company”) announces that Dr. Sally Eyre has stepped down as President and Chief Executive Officer of TLC Ventures Corp.
effectively immediately.  Dr. Eyre will remain on the Board of Directors of the Company.  Effectively immediately, Mr. Edward Farrauto, currently a TLC
Ventures Corp. Director and Chief Financial Officer will take the role as
Interim President and Chief Executive Officer.

On Behalf of the Board of Directors
TLC VENTURES CORP.
Signed ‘Richard W. Henley’

Dr. Richard W. Henley, FAICD
Chairman

For more information contact TLC Ventures Corp. Tel: 604 681 9944.
E-Mail: info@tlcventurescorp.com
TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from the targeted results. The
Company relies upon litigation protection for forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TLC Ventures Corp.

Date: 10/14/2005	By:	/s/ Edward Farrauto
	Name:	Edward Farrauto
	Title:	Chief Financial Officer